GRASIM
ADITYA BIRLA GROUP

82-3322

RECEIVED
2004 SEP -8 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 17, 2004

By AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459,
U.S.A.

04036692

SUPPL

Dear Sir,

Re: Abstract of the terms of appointment of Shri D.D. Rathi, as Whole Time Director of the Company

We are sending herewith for your record and reference 6 (six) copies of the abstract of the terms of appointment of Shri D.D. Rathi as Whole Time Director, which has been sent by us to all the shareholders of the Company pursuant to Section 302 of the Companies Act, 1956.

Thanking you,

Yours faithfully,

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

Ashok Malu
Company Secretary

encl: as above

dw 9/9

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

To the Members,

Abstract of the terms of appointment of Shri D.D. Rathi, as Whole Time Director of the Company and memorandum of interest pursuant to Section 302 of the Companies Act, 1956.

The Board of Directors of the Company (Board), subject to the approval of the Company in General Meeting, has, pursuant to the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, appointed Shri D. D. Rathi, as Whole Time Director of the Company for a period of 3 years with effect from 1st August, 2004.

As required under Section 302 of the Companies Act, 1956, an Abstract of the terms of appointment of Shri D.D. Rathi, and Memorandum of Interest are set out below:-

1. **Period** : Three years w.e.f. 1st August, 2004 with liberty to either party to terminate the appointment by three months notice in writing to the other.

2. **Remuneration:**

   (a) Basic Salary - Rs. 2,81,725 (Rupees Two lac eighty one thousand seven hundred twenty five only) per month with such increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs. 4,00,000 (Rupees Four lacs only) per month as basic salary.

   (b) Special Allowance - Rs. 1,91,625 (Rupees One lac ninety one thousand six hundred twenty five only) per month with such increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs. 3,50,000 (Rupees Three lac fifty thousand only) per month.

   (c) Supplementary Salary @ 50% of the basic salary.

   (d) Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and / or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs. 45,00,000 (Rupees Forty five lacs only) in a year on this account.

3. **Perquisites as under:**

   (a) Company maintained leased furnished accommodation, actual lease rent of which will be recovered from the Whole Time Director, and payment of electricity bills in respect of the same, as also provision of telephones.

   (b) Leave Travel Allowance at the rate of one and half month's basic salary for each year, as per the Rules of the Company.

   (c) Reimbursement of medical expenses incurred in India or abroad (including insurance premium for medical and hospitalization policy, if any) for self and family, which shall include spouse, children and dependent parents, at actuals.

(d) Fees for one Club in India.

(e) Leave and encashment of leave as per the Rules of the Company.

(f) Personal Accident Insurance cover as per the Rules of the Company.

(g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

(h) Gratuity and / or contribution to Gratuity Fund of the Company as per the Rules of the Company and as applicable to other Senior Executives of the Company.

(i) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes.

(j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

(k) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowance, benefits and perquisites as the Board may from time to time decide.

The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being, be in force.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid to Shri D.D. Rathi subject to the applicable provisions of Schedule XIII to the said Act.

   So long as Shri D.D. Rathi functions as the Whole Time Director of the Company, he shall not be paid any fees for attending the meetings of the Board or any Committees thereof.

5. For the purpose of Gratuity, Provident Fund, Superannuation or Annuity Fund, leave balance, the service of the Whole Time Director will be considered as continuous service with the Company from the date of his joining Indian Rayon And Industries Limited, an Aditya Birla Group Company.

Memorandum of concern or interest :

Shri D.D. Rathi is interested in his aforesaid appointment as the Whole Time Director of the Company.

By Order of the Board of Directors
For GRASIM INDUSTRIES LIMITED

AK Malu

Place: Mumbai
Date: 16th August, 2004

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

To the Members,

Abstract of the terms of appointment of Shri D.D. Rathi, as Whole Time Director of the Company and memorandum of interest pursuant to Section 302 of the Companies Act, 1956.

The Board of Directors of the Company (Board), subject to the approval of the Company in General Meeting, has, pursuant to the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, appointed Shri D. D. Rathi, as Whole Time Director of the Company for a period of 3 years with effect from 1st August, 2004.

As required under Section 302 of the Companies Act, 1956, an Abstract of the terms of appointment of Shri D.D. Rathi, and Memorandum of Interest are set out below:-

1. **Period** : Three years w.e.f. 1st August, 2004 with liberty to either party to terminate the appointment by three months notice in writing to the other.

2. **Remuneration:**

   (a) Basic Salary - Rs. 2,81,725 (Rupees Two lac eighty one thousand seven hundred twenty five only) per month with such increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs. 4,00,000 (Rupees Four lacs only) per month as basic salary.

   (b) Special Allowance - Rs. 1,91,625 (Rupees One lac ninety one thousand six hundred twenty five only) per month with such increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs. 3,50,000 (Rupees Three lac fifty thousand only) per month.

   (c) Supplementary Salary @ 50% of the basic salary.

   (d) Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and / or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs. 45,00,000 (Rupees Forty five lacs only) in a year on this account.

3. **Perquisites as under:**

   (a) Company maintained leased furnished accommodation, actual lease rent of which will be recovered from the Whole Time Director, and payment of electricity bills in respect of the same, as also provision of telephones.

   (b) Leave Travel Allowance at the rate of one and half month's basic salary for each year, as per the Rules of the Company.

   (c) Reimbursement of medical expenses incurred in India or abroad (including insurance premium for medical and hospitalization policy, if any) for self and family, which shall include spouse, children and dependent parents, at actuals.

(d) Fees for one Club in India.

(e) Leave and encashment of leave as per the Rules of the Company.

(f) Personal Accident Insurance cover as per the Rules of the Company.

(g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

(h) Gratuity and / or contribution to Gratuity Fund of the Company as per the Rules of the Company and as applicable to other Senior Executives of the Company.

(i) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes.

(j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

(k) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowance, benefits and perquisites as the Board may from time to time decide.

The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being, be in force.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid to Shri D.D. Rathi subject to the applicable provisions of Schedule XIII to the said Act.

   So long as Shri D.D. Rathi functions as the Whole Time Director of the Company, he shall not be paid any fees for attending the meetings of the Board or any Committees thereof.

5. For the purpose of Gratuity, Provident Fund, Superannuation or Annuity Fund, leave balance, the service of the Whole Time Director will be considered as continuous service with the Company from the date of his joining Indian Rayon And Industries Limited, an Aditya Birla Group Company.

Memorandum of concern or interest :

Shri D.D. Rathi is interested in his aforesaid appointment as the Whole Time Director of the Company.

By Order of the Board of Directors
For GRASIM INDUSTRIES LIMITED

Ashok Malu
Company Secretary

Place: Mumbai
Date: 16th August, 2004

GRASIM

ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

To the Members,

Abstract of the terms of appointment of Shri D.D. Rathi, as Whole Time Director of the Company and memorandum of interest pursuant to Section 302 of the Companies Act, 1956.

The Board of Directors of the Company (Board), subject to the approval of the Company in General Meeting, has, pursuant to the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, appointed Shri D. D. Rathi, as Whole Time Director of the Company for a period of 3 years with effect from 1st August, 2004.

As required under Section 302 of the Companies Act, 1956, an Abstract of the terms of appointment of Shri D.D. Rathi, and Memorandum of Interest are set out below:-

1. **Period** : Three years w.e.f. 1st August, 2004 with liberty to either party to terminate the appointment by three months notice in writing to the other.

2. **Remuneration:**

   (a) Basic Salary - Rs. 2,81,725 (Rupees Two lac eighty one thousand seven hundred twenty five only) per month with such increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs. 4,00,000 (Rupees Four lacs only) per month as basic salary.

   (b) Special Allowance - Rs. 1,91,625 (Rupees One lac ninety one thousand six hundred twenty five only) per month with such increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs. 3,50,000 (Rupees Three lac fifty thousand only) per month.

   (c) Supplementary Salary @ 50% of the basic salary.

   (d) Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and / or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs. 45,00,000 (Rupees Forty five lacs only) in a year on this account.

3. **Perquisites as under:**

   (a) Company maintained leased furnished accommodation, actual lease rent of which will be recovered from the Whole Time Director, and payment of electricity bills in respect of the same, as also provision of telephones.

   (b) Leave Travel Allowance at the rate of one and half month's basic salary for each year, as per the Rules of the Company.

   (c) Reimbursement of medical expenses incurred in India or abroad (including insurance premium for medical and hospitalization policy, if any) for self and family, which shall include spouse, children and dependent parents, at actuals.

(d) Fees for one Club in India.

(e) Leave and encashment of leave as per the Rules of the Company.

(f) Personal Accident Insurance cover as per the Rules of the Company.

(g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

(h) Gratuity and / or contribution to Gratuity Fund of the Company as per the Rules of the Company and as applicable to other Senior Executives of the Company.

(i) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes.

(j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

(k) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowance, benefits and perquisites as the Board may from time to time decide.

The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being, be in force.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid to Shri D.D. Rathi subject to the applicable provisions of Schedule XIII to the said Act.

   So long as Shri D.D. Rathi functions as the Whole Time Director of the Company, he shall not be paid any fees for attending the meetings of the Board or any Committees thereof.

5. For the purpose of Gratuity, Provident Fund, Superannuation or Annuity Fund, leave balance, the service of the Whole Time Director will be considered as continuous service with the Company from the date of his joining Indian Rayon And Industries Limited, an Aditya Birla Group Company.

Memorandum of concern or interest :

Shri D.D. Rathi is interested in his aforesaid appointment as the Whole Time Director of the Company.

By Order of the Board of Directors
For GRASIM INDUSTRIES LIMITED

AK Malu

Ashok Malu
Company Secretary

Place: Mumbai
Date: 16th August, 2004

GRASIM

ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

To the Members,

Abstract of the terms of appointment of Shri D.D. Rathi, as Whole Time Director of the Company and memorandum of interest pursuant to Section 302 of the Companies Act, 1956.

The Board of Directors of the Company (Board), subject to the approval of the Company in General Meeting, has, pursuant to the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, appointed Shri D. D. Rathi, as Whole Time Director of the Company for a period of 3 years with effect from 1st August, 2004.

As required under Section 302 of the Companies Act, 1956, an Abstract of the terms of appointment of Shri D.D. Rathi, and Memorandum of Interest are set out below:-

1. **Period** : Three years w.e.f. 1st August, 2004 with liberty to either party to terminate the appointment by three months notice in writing to the other.

2. **Remuneration:**

   (a) Basic Salary - Rs. 2,81,725 (Rupees Two lac eighty one thousand seven hundred twenty five only) per month with such increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs. 4,00,000 (Rupees Four lacs only) per month as basic salary.

   (b) Special Allowance - Rs. 1,91,625 (Rupees One lac ninety one thousand six hundred twenty five only) per month with such increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs. 3,50,000 (Rupees Three lac fifty thousand only) per month.

   (c) Supplementary Salary @ 50% of the basic salary.

   (d) Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and / or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs. 45,00,000 (Rupees Forty five lacs only) in a year on this account.

3. **Perquisites as under:**

   (a) Company maintained leased furnished accommodation, actual lease rent of which will be recovered from the Whole Time Director, and payment of electricity bills in respect of the same, as also provision of telephones.

   (b) Leave Travel Allowance at the rate of one and half month's basic salary for each year, as per the Rules of the Company.

   (c) Reimbursement of medical expenses incurred in India or abroad (including insurance premium for medical and hospitalization policy, if any) for self and family, which shall include spouse, children and dependent parents, at actuals.

(d) Fees for one Club in India.

(e) Leave and encashment of leave as per the Rules of the Company.

(f) Personal Accident Insurance cover as per the Rules of the Company.

(g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

(h) Gratuity and / or contribution to Gratuity Fund of the Company as per the Rules of the Company and as applicable to other Senior Executives of the Company.

(i) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes.

(j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

(k) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowance, benefits and perquisites as the Board may from time to time decide.

The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being, be in force.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid to Shri D.D. Rathi subject to the applicable provisions of Schedule XIII to the said Act.

   So long as Shri D.D. Rathi functions as the Whole Time Director of the Company, he shall not be paid any fees for attending the meetings of the Board or any Committees thereof.

5. For the purpose of Gratuity, Provident Fund, Superannuation or Annuity Fund, leave balance, the service of the Whole Time Director will be considered as continuous service with the Company from the date of his joining Indian Rayon And Industries Limited, an Aditya Birla Group Company.

Memorandum of concern or interest :

Shri D.D. Rathi is interested in his aforesaid appointment as the Whole Time Director of the Company.

By Order of the Board of Directors
For GRASIM INDUSTRIES LIMITED

Ashok Malu
Company Secretary

Place: Mumbai
Date: 16th August, 2004

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

To the Members,

Abstract of the terms of appointment of Shri D.D. Rathi, as Whole Time Director of the Company and memorandum of interest pursuant to Section 302 of the Companies Act, 1956.

The Board of Directors of the Company (Board), subject to the approval of the Company in General Meeting, has, pursuant to the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, appointed Shri D. D. Rathi, as Whole Time Director of the Company for a period of 3 years with effect from 1st August, 2004.

As required under Section 302 of the Companies Act, 1956, an Abstract of the terms of appointment of Shri D.D. Rathi, and Memorandum of Interest are set out below:-

1. **Period** : Three years w.e.f. 1st August, 2004 with liberty to either party to terminate the appointment by three months notice in writing to the other.

2. **Remuneration:**

   (a) Basic Salary - Rs. 2,81,725 (Rupees Two lac eighty one thousand seven hundred twenty five only) per month with such increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs. 4,00,000 (Rupees Four lacs only) per month as basic salary.

   (b) Special Allowance - Rs. 1,91,625 (Rupees One lac ninety one thousand six hundred twenty five only) per month with such increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs. 3,50,000 (Rupees Three lac fifty thousand only) per month.

   (c) Supplementary Salary @ 50% of the basic salary.

   (d) Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and / or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs. 45,00,000 (Rupees Forty five lacs only) in a year on this account.

3. **Perquisites as under:**

   (a) Company maintained leased furnished accommodation, actual lease rent of which will be recovered from the Whole Time Director, and payment of electricity bills in respect of the same, as also provision of telephones.

   (b) Leave Travel Allowance at the rate of one and half month's basic salary for each year, as per the Rules of the Company.

   (c) Reimbursement of medical expenses incurred in India or abroad (including insurance premium for medical and hospitalization policy, if any) for self and family, which shall include spouse, children and dependent parents, at actuals.

(d) Fees for one Club in India.

(e) Leave and encashment of leave as per the Rules of the Company.

(f) Personal Accident Insurance cover as per the Rules of the Company.

(g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

(h) Gratuity and / or contribution to Gratuity Fund of the Company as per the Rules of the Company and as applicable to other Senior Executives of the Company.

(i) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes.

(j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

(k) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowance, benefits and perquisites as the Board may from time to time decide.

The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being, be in force.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid to Shri D.D. Rathi subject to the applicable provisions of Schedule XIII to the said Act.

   So long as Shri D.D. Rathi functions as the Whole Time Director of the Company, he shall not be paid any fees for attending the meetings of the Board or any Committees thereof.

5. For the purpose of Gratuity, Provident Fund, Superannuation or Annuity Fund, leave balance, the service of the Whole Time Director will be considered as continuous service with the Company from the date of his joining Indian Rayon And Industries Limited, an Aditya Birla Group Company.

Memorandum of concern or interest :

Shri D.D. Rathi is interested in his aforesaid appointment as the Whole Time Director of the Company.

By Order of the Board of Directors
For GRASIM INDUSTRIES LIMITED

Ashok Malu
Company Secretary

Place: Mumbai
Date: 16th August, 2004

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

To the Members,

Abstract of the terms of appointment of Shri D.D. Rathi, as Whole Time Director of the Company and memorandum of interest pursuant to Section 302 of the Companies Act, 1956.

The Board of Directors of the Company (Board), subject to the approval of the Company in General Meeting, has, pursuant to the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, appointed Shri D. D. Rathi, as Whole Time Director of the Company for a period of 3 years with effect from 1st August, 2004.

As required under Section 302 of the Companies Act, 1956, an Abstract of the terms of appointment of Shri D.D. Rathi, and Memorandum of Interest are set out below:-

1. **Period** : Three years w.e.f. 1st August, 2004 with liberty to either party to terminate the appointment by three months notice in writing to the other.

2. **Remuneration:**

   (a) Basic Salary - Rs. 2,81,725 (Rupees Two lac eighty one thousand seven hundred twenty five only) per month with such increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs. 4,00,000 (Rupees Four lacs only) per month as basic salary.

   (b) Special Allowance - Rs. 1,91,625 (Rupees One lac ninety one thousand six hundred twenty five only) per month with such increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs. 3,50,000 (Rupees Three lac fifty thousand only) per month.

   (c) Supplementary Salary @ 50% of the basic salary.

   (d) Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and / or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs. 45,00,000 (Rupees Forty five lacs only) in a year on this account.

3. **Perquisites as under:**

   (a) Company maintained leased furnished accommodation, actual lease rent of which will be recovered from the Whole Time Director, and payment of electricity bills in respect of the same, as also provision of telephones.

   (b) Leave Travel Allowance at the rate of one and half month's basic salary for each year, as per the Rules of the Company.

   (c) Reimbursement of medical expenses incurred in India or abroad (including insurance premium for medical and hospitalization policy, if any) for self and family, which shall include spouse, children and dependent parents, at actuals.

(d) Fees for one Club in India.

(e) Leave and encashment of leave as per the Rules of the Company.

(f) Personal Accident Insurance cover as per the Rules of the Company.

(g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

(h) Gratuity and / or contribution to Gratuity Fund of the Company as per the Rules of the Company and as applicable to other Senior Executives of the Company.

(i) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes.

(j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

(k) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowance, benefits and perquisites as the Board may from time to time decide.

The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being, be in force.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid to Shri D.D. Rathi subject to the applicable provisions of Schedule XIII to the said Act.

   So long as Shri D.D. Rathi functions as the Whole Time Director of the Company, he shall not be paid any fees for attending the meetings of the Board or any Committees thereof.

5. For the purpose of Gratuity, Provident Fund, Superannuation or Annuity Fund, leave balance, the service of the Whole Time Director will be considered as continuous service with the Company from the date of his joining Indian Rayon And Industries Limited, an Aditya Birla Group Company.

Memorandum of concern or interest :

Shri D.D. Rathi is interested in his aforesaid appointment as the Whole Time Director of the Company.

By Order of the Board of Directors
For GRASIM INDUSTRIES LIMITED

Ashok Malu
Company Secretary

Place: Mumbai
Date: 16th August, 2004